Exhibit 99.3

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Graphex Group Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

GRAPHEX GROUP LIMITED

烯石電動汽車新材料控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6128)

GENERAL MANDATES TO REPURCHASE AND ISSUE SHARES

RE-ELECTION OF DIRECTORS

AND

NOTICE OF ANNUAL GENERAL MEETING

A notice convening an annual general meeting of Graphex Group Limited to be held at 11/F, COFCO Tower, 262 Gloucester Road, Causeway Bay, Hong Kong on Thursday, 29 June 2023 at 2:30 p.m. is set out on pages 16 to 20 of this circular.

A proxy form for use at the annual general meeting is enclosed with this circular. Whether or not you are able to attend the meeting, you are requested to complete the proxy form in accordance with the instructions printed thereon and return the same to the branch share registrar of the Company in Hong Kong, Tricor Investor Services Limited, 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding of the annual general meeting or any adjournment thereof. Completion and return of the proxy form will not preclude you from attending, and voting in person at, the annual general meeting or any adjournment thereof should you so wish.

28 April 2023

- i -

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meaning:

“ADS Owner(s)”	the person in whose name American Depositary Shares is registered on the books of the Depositary maintained for that purpose

“AGM”	the annual general meeting of the Company to be held at 11/F, COFCO Tower, 262 Gloucester Road, Causeway Bay, Hong Kong on Thursday, 29 June 2023 at 2:30 p.m., to consider and, if appropriate, to approve the resolutions contained in the notice of the AGM set out on pages 16 to 20 of this circular, or any adjournment thereof

“American Depositary Share(s)”	the securities that are listed on the NYSE American and traded under the symbol “GRFX”, each representing 20 Ordinary Shares

“Articles”	the articles of association of the Company, adopted on 3 June 2014, and as amended from time to time

“Board”	the board of directors of the Company

“Companies Law”	the Companies Law (as revised) of the Cayman Islands, as amended, consolidated or otherwise modified from time to time

“Company”	Graphex Group Limited, a company incorporated in the Cayman Islands with limited liability whose shares are listed on the Stock Exchange (stock code: 6128)

“CYY”	CYY Holdings Limited, a company incorporated under the laws of the British Virgin Islands on 22 November 2013 with limited liability, which is wholly owned by Mr. Chan and is a Controlling Shareholder of the Company

“Depositary”	The Bank of New York Mellon, a New York banking corporation, and any successor as depositary under the deposit agreement related to the American Depositary Shares

“Director(s)”	the director(s) of the Company

“Executive Director(s)”	the executive director(s) of the Company

“Group”	the Company and its subsidiaries

DEFINITIONS

“HKILA”	The Hong Kong Institute of Landscape Architects, the professional body for landscape architects in Hong Kong incorporated under section 3 of The Hong Kong Institute of Landscape Architects Incorporation Ordinance (Chapter 1162 of the Laws of Hong Kong)

“HK$”	the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Independent Non-executive Director(s)”	the independent non-executive director(s) of the Company

“Landscape Architects Registration Ordinance” or “LARO”	Landscape Architects Registration Ordinance (Chapter 516 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time

“Latest Practicable Date”	24 April 2023, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained herein

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“LSBJ”	LSBJ Holdings Limited, a company incorporated under the laws of the British Virgin Islands on 22 November 2013 with limited liability, which is wholly owned by Mr. Lau and is a Controlling Shareholder of the Company

“Memorandum”	the memorandum of association of the Company, adopted on 3 June 2014, and as amended from time to time

“Mr. Chan”	Chan Yick Yan Andross ( 陳奕仁), an Executive Director and a Controlling Shareholder

“Mr. Lau”	Lau Hing Tat Patrick ( 劉 興 達 ), an Executive Director and a Controlling Shareholder

“Nomination Committee”	the nomination committee of the Board

“Non-executive Director(s)”	the non-executive director(s) of the Company

“NYSE American”	the NYSE American LLC stock exchange market

“PRC”	the People’s Republic of China

“Register of Members”	the register of members of the Company

DEFINITIONS

“Repurchase Mandate”	the general and unconditional mandate proposed to be granted to the Board to repurchase the Shares up to an aggregate nominal amount not exceeding 10% of the aggregate nominal value of the issued share capital of the Company as at the date of the passing the relevant resolution at the AGM

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Share(s)”	ordinary share(s) of HK$0.01 each in the issued share capital of the Company

“Shareholder(s)”	the shareholder(s) of the Company

“Share Issue Mandate”	the general and unconditional mandate proposed to be granted to the Board to (i) allot and issue Shares up to an aggregate nominal amount not exceeding 20% of the aggregate nominal value of the issued share capital of the Company as at the date of the passing of the relevant resolution at the AGM; and (ii) extend the mandate in (i) above by an amount representing the aggregate nominal amount of the Shares repurchased by the Company pursuant to and in accordance with the Repurchase Mandate

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Takeovers Code”	the Codes on Takeovers and Mergers and Share Buy-backs

“United States”	the United States of America

“US$”	United States dollars, the lawful currency in the United States

“%”	per cent

LETTER FROM THE BOARD

GRAPHEX GROUP LIMITED

 烯石電動汽車新材料控股有限公司

 (Incorporated in the Cayman Islands with limited liability)

 (Stock Code: 6128)

Executive Directors:	Registered Office:
Mr. Lau Hing Tat Patrick	Windward 3
Mr. Chan Yick Yan Andross	Regatta Office Park
Mr. Qiu Bin	P.O. Box 1350
Grand Cayman
Non-executive Director:	KY1-1108
Mr. Ma Lida	Cayman Islands

Independent Non-executive Directors:	Headquarters, head office and principal
Ms. Tam Ip Fong Sin	place of business in Hong Kong:
Mr. Wang Yuncai	11/F, COFCO Tower
Mr. Liu Kwong Sang	262 Gloucester Road
Mr. Tang Zhaodong	Causeway Bay
Mr. Chan Anthony Kaikwong	Hong Kong

28 April 2023

To the Shareholders

Dear Sir or Madam,

GENERAL MANDATES TO REPURCHASE AND ISSUE SHARES RE-ELECTION OF DIRECTORS

 AND

 NOTICE OF ANNUAL GENERAL MEETING

1.	INTRODUCTION

The purpose of this circular is to provide you with the relevant information regarding (i) the granting of the Repurchase Mandate and the Share Issue Mandate; and (ii) the re-election of Directors; and to give you notice of the AGM at which resolutions will be proposed for the Shareholders to consider and, if thought fit, approve the aforesaid matters.

A notice convening the AGM is set out on pages 16 to 20 of this circular.

LETTER FROM THE BOARD

2.	REPURCHASE MANDATE AND SHARE ISSUE MANDATE

Pursuant to the resolutions passed by the Shareholders on 29 June 2022, the Board was granted the general and unconditional mandates to issue, allot and repurchase Shares. Such general mandates will lapse upon the conclusion of the AGM. In order to ensure flexibility for the Board to issue, allot and repurchase Shares, ordinary resolutions will be proposed to seek for Shareholders’ approval at the AGM to renew the Repurchase Mandate and to grant the Share Issue Mandate. Details of such ordinary resolutions are set out in ordinary resolutions numbered 6, 7 and 8 in the notice of the AGM. The Repurchase Mandate and the Share Issue Mandate, if approved at the AGM, will continue in force until (i) the conclusion of the next annual general meeting of the Company, (ii) the expiry of the period within which the next annual general meeting of the Company is required by the Articles or applicable laws to be held or (iii) the revocation or variation of the authority given to the Directors by ordinary resolution by the Shareholders in general meeting, whichever occurs first.

An explanatory statement as required by the Listing Rules to provide the Shareholders with all the information reasonably necessary for them to make an informed decision on the proposed resolution for the granting of the Repurchase Mandate is set out in Appendix I to this circular.

3.	RE-ELECTION OF DIRECTORS

Pursuant to Article 108(a) of the Articles, Mr. Chan Yick Yan Andross, Mr. Tang Zhaodong and Mr. Chan Anthony Kaikwong will retire by rotation at the AGM. Mr. Chan Yick Yan Andross, Mr. Tang Zhaodong and Mr. Chan Anthony Kaikwong, being eligible, will offer themselves for re-election at the AGM. The biographical details are set out in Appendix II to this circular.

The Nomination Committee is responsible to identify individuals suitably qualified to become Board members and select or make recommendations to the Board on the selection of individuals nominated for directorships and to assess the independence of Independent Non-executive Directors. The Board will have the final authority on determining the selection of nominees for directorships recommended by the Nomination Committee.

The Nomination Committee has reviewed and assessed the annual confirmation of independence of each of the Independent Non-executive Directors based on the independence criteria as set out in Rule 3.13 of the Listing Rules and formed the view that all of them remain independent. In particular, the Nomination Committee is satisfied that Mr. Tang Zhaodong and Mr. Chan Anthony Kaikwong, the Independent Non-executive Directors who will stand for re-election at the AGM, has provided valuable contributions to the Company and demonstrated his/her ability to exercise independence of judgement and provide a balanced and objective view in relation to the Company’s affairs which continue to be of significant benefit to the Company.

The Nomination Committee has also considered the skills, knowledge and professional experience of Mr. Chan Yick Yan Andross, Mr. Tang Zhaodong and Mr. Chan Anthony Kaikwong as described in their biography set out in Appendix II to this circular, having regard to the Company’s board diversity policy and is of the view that each of Mr. Chan Yick Yan Andross, Mr. Tang Zhaodong and Mr. Chan Anthony Kaikwong has extensive industry experience in business, legal, landscape architecture and accounting respectively that is relevant to the Company’s business. In addition, their strong educational background, as well as their breadth and diversity of experience has enabled them to provide valuable and diverse views, as well as relevant insights to the Board and to contribute to the diversity of the Board.

LETTER FROM THE BOARD

With the recommendations of the Nomination Committee, the Board has proposed Mr. Chan Yick Yan Andross, Mr. Tang Zhaodong and Mr. Chan Anthony Kaikwong stand for re-election as Directors at the AGM. As good corporate governance practice, each of Mr. Chan Yick Yan Andross, Mr. Tang Zhaodong and Mr. Chan Anthony Kaikwong abstained from voting at the relevant Board meeting on the respective propositions of their re-election by the Shareholders at the AGM.

4.	RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information relating to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts not contained in this circular, the omission of which would make any statement in this circular incorrect or misleading.

5.	THE ANNUAL GENERAL MEETING

A notice convening the AGM is set out on pages 16 to 20 of this circular. At the AGM, resolutions will be proposed to approve, inter alia, (i) the granting of the Repurchase Mandate and the Share Issue Mandate; and (ii) the re-election of Directors.

Enclosed with this circular is a proxy form for use at the AGM. Whether or not you intend to attend the AGM or any adjournment thereof, you are requested to complete the proxy form in accordance with the instructions printed thereon and return the same to the branch share registrar of the Company in Hong Kong, Tricor Investor Services Limited, 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong as soon as possible and in any event not less than 48 hours before the time fixed for holding the AGM or any adjournment thereof. Completion and return of the proxy form will not preclude you from attending and voting in person at the AGM or any adjournment thereof should you so wish. In the event that a Shareholder having lodged a proxy form attends the AGM, his proxy form will be deemed to have been revoked.

Pursuant to Rule 13.39(4) of the Listing Rules, any vote of the Shareholders at a general meeting of the Company must be taken by way of poll, except where the chairman, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands. Accordingly, the resolutions to be considered and, if thought fit, approved at the AGM will be voted by way of a poll by the Shareholders. Results of the poll voting will be published on the Company’s website at www.graphexgroup.com and the website of Hong Kong Exchanges and Clearing Limited at www.hkexnews.hk upon the closing of the AGM.

LETTER FROM THE BOARD

6.	AMERICAN DEPOSITARY SHARES

Each ADS Owner shall have the right under the deposit agreement related to the American Depositary Shares to instruct the Depositary to vote the Ordinary Shares related to American Depositary Shares held by such ADS Owner to cause the Depositary to vote such Ordinary Shares.

The Company has provided a notice to the Depositary with this Circular and has requested that the Depositary provide a notice to each ADS Owner that contains (i) the information contained in this Circular, (ii) a statement that the ADS Owners as of the close of business on a specified record date will be entitled, subject to any applicable provision of Cayman Islands law and of the articles of association or similar documents of the Company, to instruct the Depositary as to the exercise of the voting rights pertaining to the amount of Ordinary Shares represented by their respective American Depositary Shares, (iii) a statement as to the manner in which those instructions may be given, including an express indication that instructions may be deemed given to cause the Depositary to vote the Ordinary Shares related to American Depositary Shares held by each ADS Owner.

The last date on which the Depositary will accept instructions from an ADS Owner is 20 June 2023.

The Depositary shall not vote or attempt to exercise the right to vote that attaches to the deposited Ordinary Shares other than in accordance with instructions given by ADS Owners and received by the Depositary.

In order to give ADS Owners a reasonable opportunity to instruct the Depositary as to the exercise of voting rights relating to Ordinary Shares, if the Company will request the Depositary to disseminate the notice to each of the ADS Owners, the Company shall give the Depositary notice of the meeting, details concerning the matters to be voted upon and copies of materials to be made available to Ordinary Shareholders in connection with the meeting not less than 45 days prior to the meeting date.

The Company is a foreign private issuer under U.S. federal securities laws and is not subject to the proxy rules promulgated by the U.S. Securities and Exchange Commission.

7.	RECOMMENDATION

The Directors are of the opinion that all the proposed resolutions at the AGM, including but not limited to (i) the granting of the Repurchase Mandate and the Share Issue Mandate; and (ii) the re-election of Directors are in the best interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend that the Shareholders to vote in favor of all the resolutions proposed at the AGM. No shareholder is required to abstain from voting in respect of any of the resolutions to be proposed at the AGM under the Listing Rules.

Yours faithfully,
For and on behalf of the board of
Graphex Group Limited Lau Hing Tat Patrick, JP Chairman

APPENDIX I	EXPLANATORY STATEMENT FOR REPURCHASE MANDATE

This Appendix serves as an explanatory statement, as required to be sent to all Shareholders under the Listing Rules, to provide the relevant information in connection with the Repurchase Mandate.

1.	LISTING RULES RELATING TO THE REPURCHASES OF SECURITIES

The Listing Rules permit companies whose primary listing is on the Stock Exchange to repurchase shares on the Stock Exchange and any other stock exchange on which securities of the company are listed and such exchange is recognised by the Securities and Futures Commission of Hong Kong subject to certain restrictions. Among such restrictions, the Listing Rules provide that the shares of such company must be fully paid up and all repurchases of shares by such company must be approved in advance by an ordinary resolution of shareholders, either by way of a general mandate or by specific approval of a particular transaction.

2.	EXERCISE OF THE REPURCHASE MANDATE

The Directors believe that the flexibility afforded by the mandate granted to them if the Repurchase Mandate is approved would be beneficial to the Company.

It is proposed that up to 10% of the issued and outstanding Shares as at the date of the passing of the resolution to approve the Repurchase Mandate may be repurchased. As at the Latest Practicable Date, 776,850,762 Shares were in issue and outstanding. Subject to the passing of the ordinary resolution set out in item 7 of the notice for the AGM and on the basis that no Shares are issued or repurchased by the Company between the Latest Practicable Date and the date of the AGM, the Board would be authorised to repurchase up to 77,685,076 Shares during the period up to the earlier of: (i) the conclusion of the next annual general meeting held, (ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles or applicable laws to be held or (iii) the revocation or variation of the Repurchase Mandate by ordinary resolution of the Shareholders at a general meeting of the Company.

3.	REASONS FOR REPURCHASES

Repurchases of Shares will only be made if the Board is of the view that such a repurchase will benefit the Company and its Shareholders as a whole. Such repurchases may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net value of the Company and its assets and/or its earnings per Share.

4.	FUNDING OF REPURCHASES

Any exercise of the Repurchase Mandate would be financed entirely from the Company’s available cash flow or working capital. Any repurchases will be made out of funds of the Company that are legally permitted to be utilised in this connection in accordance with the Company’s Memorandum and Articles, the Listing Rules and the applicable laws and regulations of the Cayman Islands.

APPENDIX I	EXPLANATORY STATEMENT FOR REPURCHASE MANDATE

On the basis of the financial position of the Company as at 31 December 2022 (being the date of its latest published audited financial statements) and taking into account the current working capital position of the Company and the number of Shares now in issue, the Directors consider that there might be material adverse impact on the working capital or gearing position of the Company in the event that the Repurchase Mandate is to be exercised in full during the proposed repurchase period. The Directors will consider the financial conditions of the Company prevailing at the time whenever they consider exercising the Repurchase Mandate and do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements or the gearing levels of the Group at the time of the relevant repurchases unless the Directors determine that such repurchases are, taking into account all relevant factors, in the best interests of the Company.

5.	STATUS OF REPURCHASED SECURITIES

The Listing Rules provide that the listing of all repurchased securities is automatically cancelled and that the certificates for those securities must be cancelled and destroyed. The aggregate of the authorised share capital shall remain unchanged.

6.	INTENTION TO SELL SHARES

None of the Directors, and to the best of their knowledge, having made all reasonable enquiries, none of the close associates (as defined in the Listing Rules) of the Directors, have any present intention, if the Repurchase Mandate is approved by the Shareholders, to sell any Shares to the Company or its subsidiaries.

7.	DIRECTORS’ UNDERTAKING

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the power of the Company to make purchases pursuant to the Repurchase Mandate in accordance with the Company’s Memorandum and Articles, the Listing Rules and the applicable laws and regulations of the Cayman Islands.

8.	SHARE REPURCHASE MADE BY THE COMPANY

No repurchases of Shares have been made by the Company during the six months prior to the Latest Practicable Date (whether on the Stock Exchange or otherwise).

9.	TAKEOVERS CODE CONSEQUENCES

If, as a result of a repurchase of Shares by the Company, a Shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of Rule 32 of the Takeovers Code. As a result, a Shareholder, or group of Shareholders acting in concert, depending on the level of increase of its or their shareholding, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

APPENDIX I	EXPLANATORY STATEMENT FOR REPURCHASE MANDATE

As at the Latest Practicable Date, Mr. Chan, by himself and through CYY, held 97,920,887 Shares, representing approximately 12.60% of the Company’s entire issued share capital; and Mr. Lau, by himself and through LSBJ, held 53,235,444 Shares, representing approximately 6.85%, of the Company’s entire issued share capital. Besides, Mr. Lau’s wife, Ms. Keung Wai Fong Tracy, also held 1,980,000 Shares, representing approximately 0.25% of the entire issued share capital. Under the SFO, Mr. Lau, being the spouse of Ms. Keung, is deemed to be interested in all the shares that Ms. Keung is interested in, and vise versa. Accordingly, taking into account of Ms. Keung’s interest in the Company, Mr. Lau’s interest in the Company is approximately 7.10%.

Mr. Chan and Mr. Lau have been working in the same companies for more than 32 years and they have been the sole shareholders of the Group for around 18 years. Throughout the years when they were shareholders of the Group companies, they had unanimous voting pattern and reached consensus on key decisions. In other words, they are parties acting in concert. Mr. Chan, CYY, Mr. Lau and LSBJ, together held approximately 19.70% of the Company’s entire issued share capital.

If the Repurchase Mandate is exercised in full, the interests of Mr. Chan, CYY, Mr. Lau and LSBJ in the Company, would increase to approximately 21.90% of the issued share capital of the Company. The Directors consider that such increase will not give rise to an obligation on the part of Mr. Chan, CYY, Mr. Lau and LSBJ to make a mandatory offer under Rule 26 of the Takeovers Code. The Directors have no present intention to exercise the Repurchase Mandate to such an extent that would result in such takeover obligation.

The Listing Rules prohibit a company from making repurchase on the Stock Exchange if such repurchase would result in less than 25% (or such other prescribed minimum percentage as determined by the Stock Exchange) of the total number of issued shares of a company be held by the public. The Directors do not propose to repurchase the Shares which would result in less than the prescribed minimum percentage of the Shares be held by the public.

APPENDIX I	EXPLANATORY STATEMENT FOR REPURCHASE MANDATE

10.	MARKET PRICES

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous months preceding the Latest Practicable Date were as follows:

	Traded market price
	Highest	Lowest
	HK$	HK$
2022
April	1.50	1.13
May	1.27	1.04
June	1.12	0.90
July	1.16	0.83
August	1.54	0.86
September	0.98	0.50
October	0.59	0.38
November	0.67	0.38
December	0.58	0.43

2023
January	0.64	0.42
February	0.77	0.57
March	0.70	0.50
April (up to the Latest Practicable Date)	0.57	0.46

11.	INTENTION OF CORE CONNECTED PERSON(S) TO SELL SHARES TO THE COMPANY

No core connected person (as defined in the Listing Rules) of the Company has notified the Company that he/she has a present intention to sell Shares to the Company nor has he/she undertaken to sell any of the Shares held by him/her to the Company in the event that the Company is authorised to make purchases of shares.

APPENDIX II	BIOGRAPHICAL DETAILS OF DIRECTORS

Biographical details of the Directors proposed to be re-elected at the AGM are set out as follows:

(1)	Mr. Chan Yick Yan Andross — Executive Director

Mr. Chan Yick Yan Andross (陳奕仁), aged 60, is the Chief Executive Officer and an Executive

Director since 25 November 2013. He has over 37 years of experience in operation and management in landscape architecture service industry. He first joined the Group in January 1991 as managing director of Earthasia Limited responsible for formulating corporate and business strategies and making major corporate and operational decisions. Mr. Chan has been the director of Earthasia Limited since December 1995; the director of Earthasia (International) Limited since October 2004; the director of Earthasia (Shanghai) Co. Ltd. since November 2004; the director and legal representative of Earthasia (Xiamen) Co. Ltd. since March 2013; the director of Carbonaphene Holdings Limited since March 2015; the director of Upworth Capital Limited since August 2017. The aforementioned companies are principal subsidiaries, among others, of the Group in which Mr. Chan acts as a director or senior executive for the purpose of overseeing the management of such businesses.

Prior to joining the Group, Mr. Chan has the following working experience relevant to his present positions in the Company:

Name of company	Principal business activities	Roles	Responsibilities	Period of services
BCG Landscape Architects Inc.	Landscape architecture, urban design, environmental planning	Partner and landscape architect	Design and project management	From September 1989 to January 1991

EDA Collaborative Inc.	Landscape architecture, urban design, environmental planning, tourism design	Intermediate landscape architect	Design and project management, detail design and working drawings	From August 1988 to August 1989
EBC Hong Kong ( 怡境師)	Landscape architecture and planning	Landscape architect	Design development, detailed design, contract administration and supervision	From July 1985 to February 1988

APPENDIX II	BIOGRAPHICAL DETAILS OF DIRECTORS

Mr. Chan obtained his bachelor’s degree in Landscape Architecture from the University of Toronto in June 1985. He obtained his master’s degree in architecture (landscape planning and design) from Tongji University ( 同 濟 大 學 ) in June 2014. Mr. Chan was qualified as a professional member in the grade of Associate of the Landscape Institute in the United Kingdom in January 1988. He was a member of the Ontario Association of Landscape Architects and the Canadian Society of Landscape Architects in July 1989 and 1990, respectively. Mr. Chan has been a registered landscape architect under LARO and a fellow member of HKILA since September 1999 and November 2008, respectively. He has been a member of American Society of Landscape Architects since March 2004. He was accredited as the Outstanding Entrepreneur of the National Reconnaissance Design Industry (President) (全國勘察設計行業優秀企業家(院長)) by the China Exploration and Design Association (中國勘察設計協會) in November 2013.

Apart from his directorship at the Company, Mr. Chan has not held any directorship in any other listed companies in the last three years. Save as disclosed in this circular, Mr. Chan does not have any relationship with any Director, senior management, substantial shareholder or controlling shareholder of the Company.

As at the Latest Practicable Date, Mr. Chan held 4,204,000 Shares by himself, and 93,716,887 Shares through CYY. Mr. Chan is the beneficial owner of the entire issued capital of CYY. Under the SFO, Mr. Chan’s total interest in the Company is 97,920,887 Shares, representing approximately 12.60% of the entire issued share capital of the Company.

Mr. Chan has entered into a service agreement with the Company for an initial fixed term of three years commencing from 25 June 2014 and shall continue thereafter until it is terminated by Mr. Chan by giving to the Company not less than three months’ notice in writing at any time after such initial fixed term or by the Company giving to Mr. Chan not less than three months’ prior notice in writing at any time after the date of agreement. Mr. Chan is also subject to retirement from office and re-election at the annual general meeting of the Company in accordance with the Articles.

Mr. Chan is currently entitled to HK$3,360,000 per annum for his appointment as an Executive Director and may also be entitled to a discretionary bonus if so recommended by the remuneration committee and approved by the Board at its absolute discretion. The remuneration of Mr. Chan was determined with reference to his experience, level of responsibility and general market conditions.

Save as disclosed above, there is no other information relating to Mr. Chan that is required to be disclosed pursuant to Rule 13.51(2) of the Listing Rules, nor are there any other matters that need to be brought to the attention of the Shareholders in connection with Mr. Chan’s proposed re-election.

APPENDIX II	BIOGRAPHICAL DETAILS OF DIRECTORS

(2)	Mr. Tang Zhaodong — Independent Non-executive Director

Mr. Tang Zhaodong (唐照東), aged 58, obtained his Bachelor’s degree of engineering in computer science* (計算機技術專業工學學士) from the Beijing University of Technology* (北京工業大學) in 1986 and his Master’s degree of Science in computer software* (計算機軟件專業理學碩士) from the Institute of Computing Technology, Chinese Academy of Sciences* (中國科學院計算技術研究所) in 1989.

Mr. Tang has over 28 years of experience in the trading of products including but not limited to computers, toys and electronic products worldwide. After working in China Great Wall Computer Group Co., Ltd. for three years, Mr. Tang engaged in the business of trading of computers and related products by establishing his own company in Zhongguancun, Beijing in 1992. In 1996, he expanded his trading business into the United States market. Since then, he has been engaging in China-U.S. trading activities.

Mr. Tang has not held any directorships in any listed public companies in the past three years.

As at the Latest Practicable Date, Mr. Tang does not have any interest in the securities of the Company within the meaning of Part XV of the SFO nor any relationship with any Director, senior management, substantial Shareholder or Controlling Shareholder of our Company.

The proposed term of service of Mr. Tang is one year commencing from the date of appointment effective upon conclusion of the AGM and shall continue to renew automatically thereafter until it is terminated by either Mr. Tang or the Company by giving not less than one month’s notice in writing to the other at any time after the date of agreement. The term of Mr. Tang’s appointment is subject to retirement from office and re-election at the annual general meeting of the Company in accordance with the Articles. Mr. Tang will be entitled to HK$10,000 per month for his appointment as an Independent Non-executive Director. The remuneration of Mr. Tang would be determined with reference to his experience, level of responsibility and general market conditions.

Save as disclosed above, there is no other information relating to Mr. Tang that is required to be disclosed pursuant to Rule 13.51(2) of the Listing Rules, nor are there any other matters that need to be brought to the attention of the Shareholders of the Company in connection with Mr. Tang’s proposed appointment.

APPENDIX II	BIOGRAPHICAL DETAILS OF DIRECTORS

(3)	Mr. Chan Anthony Kaikwong — Independent Non-executive Director

Mr. Chan Anthony Kaikwong (陳繼光), aged 68, obtained his Bachelor’s degree in biochemistry and Master’s degree in business administration from the University of California at Berkeley in 1975 and 1977 respectively.

Mr. Chan has over 33 years of experience in the corporate finance industry. From 1984 to 1999, he worked in different companies with managerial position including being the manager in light industries of The Eisenberg Group of Companies in Beijing, China, the vice president in China sourcing of International Sources, Inc. in San Francisco, the United States and the president and chief executive officer in American Champion Entertainment, Inc. in San Jose, the United States. Since 2000, he provided financial advice to various companies by acting as a financial advisor or the chief financial officer (as the case may be) in Pacific Systems Control Technology, Inc., Beijing Wandong Medical Equipment Company Ltd., Dehai Cashmere Industry Corporation, HereUare, Inc. and Tianjin Tongguang Digital Broadcasting Co., Ltd. Mr. Chan has been the chief financial officer and the executive vice president of Borqs Technologies, Inc. since April 2015.

Mr. Chan has not held any directorships in any listed public companies in the past three years.

As at the Latest Practicable Date, Mr. Chan does not have any interest in the securities of the Company within the meaning of Part XV of the SFO nor any relationship with any Director, senior management, substantial Shareholder or Controlling Shareholder of our Company.

The proposed term of service of Mr. Chan is one year commencing from the date of appointment effective upon conclusion of the AGM and shall continue to renew automatically thereafter until it is terminated by either Mr. Chan or the Company by giving not less than one month’s notice in writing to the other at any time after the date of agreement. The term of Mr. Chan’s appointment is subject to retirement from office and re-election at the annual general meeting of the Company in accordance with the Articles. Mr. Chan will be entitled to HK$15,000 per month for his appointment as an Independent Non-executive Director. The remuneration of Mr. Chan would be determined with reference to his experience, level of responsibility and general market conditions.

Save as disclosed above, there is no other information relating to Mr. Chan that is required to be disclosed pursuant to Rule 13.51(2) of the Listing Rules, nor are there any other matters that need to be brought to the attention of the Shareholders of the Company in connection with Mr. Chan’s proposed appointment.

NOTICE OF ANNUAL GENERAL MEETING

 GRAPHEX GROUP LIMITED

 烯石電動汽車新材料控股有限公司

 (Incorporated in the Cayman Islands with limited liability)

 (Stock Code: 6128)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of Graphex Group Limited (the “Company”) will be held at 11/F, COFCO Tower, 262 Gloucester Road, Causeway Bay, Hong Kong on Thursday, 29 June 2023 at 2:30 p.m. (the “AGM”) , for the following purposes:

ORDINARY RESOLUTIONS

As ordinary business to consider and, if thought fit, pass, with or without modification, the following resolutions as ordinary resolutions:

1.	to receive and consider the audited financial statements and the reports of the directors (the “Directors”) and the auditors of the Company for the year ended 31 December 2022;

2.	(a) to re-elect Mr. Chan Yick Yan Andross as an Executive Director of the Company;

(b)	to re-elect Mr. Tang Zhaodong as an Independent Non-executive Director of the Company;

(c)	to re-elect Mr. Chan Anthony Kaikwong as an Independent Non-executive Director of the Company;

3.	to authorise the board of Directors of the Company (the “Board”) to fix the remuneration of all the Directors of the Company for the year ending 31 December 2023;

4.	to re-appoint Crowe (HK) CPA Limited as the auditors of the Company for Hong Kong financial reporting purpose and to authorise the Board to fix their remuneration for the year ending 31 December 2023;

5.	to re-appoint Marcum Asia CPAs LLP as the auditors of the Company for U.S. financial reporting purpose and to authorize the Board to fix their remuneration for the year ending 31 December 2023;

NOTICE OF ANNUAL GENERAL MEETING

As special business to consider and, if thought fit, pass, with or without modification, the following resolutions as ordinary resolutions:

6.	“THAT:

(a)	subject to paragraphs (b) and (c) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase shares of HK$0.01 each in the capital of the Company (the “Shares”) on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and the Stock Exchange in accordance with all applicable laws including the Hong Kong Code on Share Repurchases and the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”) as amended from time to time be and is hereby generally and unconditionally approved;

(b)	the aggregate nominal amount of Shares which may be purchased or agreed conditionally or unconditionally to be purchased by the Directors pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this resolution, and the said approval shall be limited accordingly; and

(c)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiry of the period within which the next annual general meeting of the Company is required by the articles of association of the Company (the “Articles”) or the applicable laws of the Cayman Islands to be held; and

(iii)	the revocation or variation of the authority given to the Directors under this resolution by ordinary resolution of the Company’s shareholders in general meeting.”

7.	“THAT:

(a)	subject to paragraph (c) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional Shares and to make or grant offers, agreements and options which might require the exercise of such powers be and are hereby generally and unconditionally approved;

NOTICE OF ANNUAL GENERAL MEETING

(b)	the approval in paragraph (a) shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c)	the aggregate nominal amount of share capital allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined) , (ii) the exercise of options granted under any share option scheme adopted by the Company or (iii) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the Articles, shall not exceed the aggregate of 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this resolution and the said approval shall be limited accordingly; and

(d)	for the purposes of this Resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiry of the period within which the next annual general meeting of the Company is required by the Articles or the applicable laws of the Cayman Islands to be held;

(iii)	the revocation or variation of the authority given to the Directors under this resolution by ordinary resolution of the Company’s Shareholders in general meeting; and

“Rights Issue” means an offer of shares open for a period fixed by the Directors to holders of Shares on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory applicable to the Company) and an offer, allotment or issue of shares by way of rights shall be construed accordingly.”

NOTICE OF ANNUAL GENERAL MEETING

8.	“THAT:

Subject to the passing of resolutions 6 and 7 set out in this notice of the AGM, the aggregate nominal amount of Shares which are to be purchased by the Company pursuant to the authority granted to the Directors under resolution 6 set out in this notice of the AGM shall be added to the aggregate nominal amount of share capital that may be allotted or agreed to be allotted by the Directors pursuant to resolution 7 set out in this notice of the AGM.”

By order of the board Graphex Group Limited Lau Hing Tat Patrick, JP
Chairman

Hong Kong, 28 April 2023

Registered office:	Headquarters, head office and principal place
Windward 3	of business in Hong Kong:
Regatta Office Park	11/F, COFCO Tower
P.O. Box 1350	262 Gloucester Road
Grand Cayman	Causeway Bay
KY1-1108	Hong Kong
Cayman Islands

Notes:

1.	Any member of the Company entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend and, on a poll, vote in his stead. A proxy need not be a member of the Company.

2.	In order to be valid, a form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the Company’s branch share registrar in Hong Kong, Tricor Investor Services Limited, 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong not less than 48 hours before the time for holding the AGM. Completion and return of a form of proxy will not preclude a member from attending and voting in person if he is subsequently able to be present.

3.	In case of joint shareholdings, the vote of the senior joint shareholder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint shareholder(s) and for this purpose seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the joint shareholding.

4.	In relation to the ordinary resolution set out in item 6 of this notice, the Directors wish to state that they will exercise the powers conferred thereby to repurchase Shares in circumstances which they deem appropriate or for the benefit of the Shareholders. The explanatory statement containing the information necessary to enable the Shareholders to make an informed decision on whether to vote for or against the resolution to approve the repurchase by the Company of its own Shares is set out in Appendix I of the circular on, amongst others, general mandate to repurchase and issue shares to be published by the Company on 28 April 2023.

NOTICE OF ANNUAL GENERAL MEETING

5.	For the purposes of holding the AGM, the register of members of the Company will be closed from Monday, 26 June 2023 to Thursday, 29 June 2023 (both days inclusive), for the purpose of determining the entitlement to attend and vote at the AGM scheduled to be held on Thursday, 29 June 2023. In order to be eligible to attend and vote at the AGM, all transfer forms accompanied by the relevant share certificates must be lodged with the Company’s branch share registrar in Hong Kong, Tricor Investor Services Limited, 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong not later than 4:30 p.m. on Friday, 23 June 2023.

As at the date of this notice, the Directors of the Company are:

Executive Directors:

Mr. Lau Hing Tat Patrick

Mr. Chan Yick Yan Andross

Mr. Qiu Bin

Non-executive Director:

 Mr. Ma Lida

Independent Non-executive Directors:

Ms. Tam Ip Fong Sin

Mr. Wang Yuncai

Mr. Liu Kwong Sang

Mr. Tang Zhaodong

 Mr. Chan Anthony Kaikwong

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